Points Reports First Quarter 2022 Results

- Revenue Increased 96% Year-Over-Year to a Record $127.4 Million -

- Gross Profit Increased 108% Year-Over-Year to a Record $18.7 Million, Representing Sixth Sequential Quarter of Growth -

- Announced on May 9, 2022 a Definitive Agreement to be Acquired by Plusgrade, Driving Significant Shareholder Value -

TORONTO - May 11, 2022 - Points.com Inc. (TSX: PTS) (NASDAQ: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the first quarter ended March 31, 2022.

Unless otherwise noted, all amounts are in USD. The complete first quarter Condensed Consolidated Interim Financial Statements and Management's Discussion & Analysis are available on Points' issuer Profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

"We have maintained our momentum through the first quarter of 2022, reaching quarterly records for both revenue and gross profit," said Rob MacLean, CEO of Points. "We delivered another quarter of strong sequential top-line growth and drove continued improvements in adjusted EBITDA1. This growth was underpinned by sustained pandemic recovery tailwinds and the growth mandates from our loyalty program partners. In addition, we continued to expand our product and services footprint, progressing the strong growth we have driven throughout the past year by adding both new loyalty program partners and expanding existing partnerships.

"More importantly, we were very pleased to announce earlier this week that we have entered into a definitive agreement to be acquired by Plusgrade, a leading ancillary revenue platform for the global travel industry. Under the terms of the agreement, Plusgrade will acquire Points in an all-cash transaction for a total consideration of approximately US$385 million, or US$25.00 per share, representing a significant premium to our historical trading levels and providing a terrific return for our shareholders. Plusgrade's extensive airline partner base and experience with tailored promotional targeting serves as a compelling strategic complement to our long-standing loyalty partnerships and expanding platform capabilities. We look forward to working together with Plusgrade as we continue ramping our growth initiatives.

"As we look to the rest of 2022, we are excited to join forces with Plusgrade in what will become a global leader and provider of value-adding and revenue-generating services for partners. We are grateful for the support of our team, partners, and shareholders as our business enters its next phase of growth."

1 Adjusted EBITDA (Earnings before income tax, depreciation and amortization, foreign exchange gains or losses, finance costs, share-based compensation expense and impairment charges) is considered by management to be a useful supplemental measure when assessing financial performance. Management also believes that Adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net income, which we believe to be the most directly comparable IFRS measure. See tables below for the reconciliation of Adjusted EBITDA to Net income (loss).

First Quarter 2022 Financial Highlights

	For the three months ended
(in millions USD)	March 31, 2022	December 31, 2021	March 31, 2021
Total Revenue	$127.4	$115.1	$65.0
Gross Profit	$18.7	$17.1	$9.0
Total Operating Expenses	$16.4	$15.2	$10.2
Net Income/(Loss)	$1.3	$1.5	($1.1)
Adjusted EBITDA[1]	$6.7	$5.5	$1.2

● Total revenue in the first quarter of 2022 increased 96% compared to the prior year quarter, reflecting performance improvements driven by strong marketing activity and supported by COVID-19 recovery tailwinds. On a sequential basis, total revenue increased 11% compared to the fourth quarter of 2021.

● Gross profit in the first quarter of 2022 increased 108% compared to the prior year quarter. The increase was primarily attributable to the aforementioned performance improvements and benefits from the broader pandemic recovery. Gross profit increased 9% relative to the fourth quarter of 2021.

● Operating expenses in the first quarter of 2022 increased both sequentially and year-over-year. This was largely a result of the gradual easing of spending restrictions implemented at the beginning of the pandemic, higher share-based compensation, and the impact of wage subsidies recorded in the prior year period, which had previously helped offset operating expenses. The Company recognized subsidies of $1.2 million from the Canada Emergency Wage Subsidy (CEWS) program in the year ago quarter and ceased participation in the program in the second half of 2021.

Recent Operational Highlights

New Partnerships

● Signed a new partnership with the Kuwait Airways Oasis Club program in April. Under the agreement, Points will deploy its Buy, Gift, Top-Up, and Accelerate Anything services, marking the eighth deployment of Accelerate Anything in less than two years.

Expanded Partnerships

● Expanded relationship with Air Miles Canada in January by launching a car redemption product, enabling program members the ability to book car rentals with their miles.

● Renewed long-term partnership with Marriott Bonvoy to a multi-year extension in March for all existing products and services in market.

● Deployed hotel booking service for EVA Air in March, enabling MileageLands members the ability to earn and redeem their miles when booking hotels. This deployment marks Points' first service launch under its collaboration with Rocket Travel.

● Grew exchange capabilities across the platform throughout the first quarter:

o Added Qatar Airways Privilege Club as an exchange option for AIMIA's Air Miles Middle East program in February.

o Enabled Turkish Airlines' Miles&Smiles program as an exchange option for the Citi ThankYou Rewards program.

o Added United's MileagePlus Rewards program as an exchange option for Bilt Rewards in March, bringing Bilt's total exchange options up to ten partners.

Arrangement Agreement with Plusgrade

On May 9, 2022, the Company announced that it entered into an arrangement agreement ("Arrangement Agreement") pursuant to which a wholly-owned subsidiary (the "Purchaser") of Plusgrade Parent L.P. ("Plusgrade"), a leading ancillary revenue platform for the global travel industry, will acquire all of the issued and outstanding common shares of the Company for US$25.00 per common share in cash (the "Consideration") by way of a statutory plan of arrangement under the Canada Business Corporations Act (the "Transaction"). The Transaction was unanimously approved by the Company's Board of Directors.

The Transaction values Points at approximately US$385 million on an equity value basis and the Consideration represents a 52% premium to the 20-day volume-weighted average price of the Company's common shares on the Toronto Stock Exchange ("TSX") for the period ending May 6, 2022.

Under the terms of the Transaction, the Company's shareholders ("Shareholders") will receive US$25.00 in cash per common share held. The Transaction will be subject to the approval of (i) at least 66 2/3% of the votes cast by Shareholders at a special meeting of the Shareholders (the "Meeting"); and (ii) a simple majority of the votes cast by Shareholders, excluding votes from certain Shareholders, as required under Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions. The Meeting is expected to be held in late June.

In connection with the Transaction, officers and directors of Points collectively holding approximately 6.7% of the issued and outstanding common shares have entered into support and voting agreements with the Purchaser, pursuant to which they have agreed, among other things, to vote their common shares in favour of the Transaction. The Purchaser will fund the Transaction with a combination of equity from Investissements Novacap Inc. ("Novacap") and Caisse de dépôt et placement du Québec ("CDPQ") and debt from recognized financial institutions. The Transaction is not subject to a financing condition.

In addition to Shareholder approval, the Transaction is subject to approval by the Ontario Superior Court of Justice (Commercial List) (the "Court") and certain other regulatory approvals as well as the satisfaction of certain other closing conditions. The Arrangement Agreement contains customary non-solicitation, "fiduciary out" and "right to match" provisions, as well as a C$18 million termination fee payable to the Purchaser if the Arrangement Agreement is terminated in certain circumstances. The Arrangement Agreement also provides for payment by the Purchaser of a reverse termination fee to Points of C$27 million and C$45 million if the Arrangement Agreement is terminated in certain specified circumstances, with the fee payable depending on the circumstances of the termination.

Subject to the satisfaction or waiver of all conditions to closing, the Transaction is expected to close in early July 2022. In connection with and subject to closing the Transaction, Points will apply to have its common shares delisted from the TSX and NASDAQ Capital Market and Points will cease to be a reporting issuer under Canadian and U.S. securities laws.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its first quarter 2022 results, followed by a question-and-answer session.

Date: Wednesday, May 11, 2022

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-877-407-0784

International dial-in number: 1-201-689-8560

Conference ID: 13729399

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Group at 1-949-574-3860.

The conference call will be broadcast live and available for replay here and via the Events section of Points' IR site here.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through May 25, 2022.

Toll-free dial-in number: 1-844-512-2921

International dial-in number: 1-412-317-6671

Conference ID: 13729399

About Points

Points, (TSX: PTS) (NASDAQ: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, our growth strategies, the terms and conditions of the Arrangement Agreement; the premium to be received by Shareholders; the expected benefits of the Transaction as well as the strategic implications for the Transaction; the anticipated timing of various steps to be completed in connection with the Transaction, including receipt of Shareholder, Court and regulatory approvals; the anticipated delisting of the Company's common shares on the TSX and NASDAQ Capital Market, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: the possibility that the proposed Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required Shareholder, Court and regulatory approvals and other conditions of closing necessary to complete the Transaction or for other reasons; the Arrangement Agreement may be terminated in certain circumstances; risks relating to the Company's ability to retain and attract key personnel during the interim period; the possibility of litigation relating to the Transaction; credit, market, currency, operational, liquidity and other funding risks generally and relating specifically to the Transaction, including changes in economic conditions, interest rates or tax rates; significant transaction costs or unknown liabilities; the ability of the Board to consider and approve a superior proposal for the Company; business, operational and financial risks and uncertainties relating to the COVID-19 pandemic; risks related to the travel and loyalty industries; loss of loyalty program partners; and other risks inherent to the Company's business and/or factors beyond its control which could have a material adverse effect on the Company or the ability to consummate the Transaction; airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; our dependence on a limited number of large clients for a significant portion of our total revenue; our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; our exposure to significant liquidity risk if we fail to meet contractual performance commitments; potential changes in a country's or region's political climate, including the current hostilities in Eastern Europe; our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; our dependence on various third-parties that provide certain solutions on our platform that we market to loyalty program partners; and the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Refer to "Non-GAAP Financial Measures" section of the Company's Q1 2022 MD&A for reconciliation to, and description of the Company's non-GAAP financial measures.

Investor Relations Contact

Cody Slach and Jackie Keshner

Gateway Group, Inc.

1-949-574-3860

IR@points.com

Points.com Inc.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Net Income to Adjusted EBITDA [1]

Expressed in thousands of United States dollars

	For the three months ended
	Mar 31, 2022	Mar 31, 2021
Net income (loss)	$1,349	$(1,092)
Income tax expense (recovery)	681	(415)
Finance costs	57	126
Depreciation and amortization	1,042	1,417
Foreign exchange loss	217	227
Share-based compensation expense	3,371	930
Adjusted EBITDA	$6,717	$1,193

[1] Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, foreign exchange, share-based compensation expense and impairment charges. Management believes that adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Total funds available [2]

Expressed in thousands of United States dollars

As at	March 31, 2022	December 31, 2021

Cash and cash equivalents	$129,817	$99,648
Cash held in trust	5,770	1,427
Funds receivable from payment processors	9,895	7,741
Total funds available	$145,482	$108,816

[2] Total funds available is a non-GAAP financial measure that is used by management as a key internal measure of assessing liquidity. However, Total funds available is not a measure under IFRS and other issuers may use different measures to assess liquidity.

Points.com Inc.
Condensed Consolidated Interim Statements of Financial Position
Expressed in thousands of United States dollars
(Unaudited)

As at	March 31, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents	$129,817	$99,648
Cash held in trust	5,770	1,427
Funds receivable from payment processors	9,895	7,741
Accounts receivable	15,171	13,099
Prepaid taxes	219	205
Prepaid expenses, deposits and other assets	5,249	4,366
Total current assets	$166,121	$126,486

Non-current assets
Property and equipment	1,286	1,076
Right-of-use assets	808	980
Intangible assets	9,938	10,355
Goodwill	5,681	5,681
Deferred tax assets	2,686	4,164
Total non-current assets	$20,399	$22,256
Total assets	$186,520	$148,742

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$12,484	$9,307
Income taxes payable	1,806	1,560
Payable to loyalty program partners	106,694	75,275
Current portion of lease liabilities	928	1,136
Current portion of other liabilities	1,493	1,466
Total current liabilities	$123,405	$88,744

Non-current liabilities
Lease liabilities	23	27
Other liabilities	27	34
Deferred tax liabilities	4	985
Total non-current liabilities	$54	$1,046
Total liabilities	$123,459	$89,790

SHAREHOLDERS' EQUITY
Share capital	71,654	70,991
Contributed surplus	6,730	4,878
Accumulated other comprehensive income (loss)	122	(123)
Accumulated deficit	(15,445)	(16,794)
Total shareholders' equity	$63,061	$58,952
Total liabilities and shareholders' equity	$186,520	$148,742

Points.com Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31	2022	2021
REVENUE
Principal revenue	$117,582	$60,242
Other partner revenue	9,834	4,783
Total Revenue	$127,416	$65,025
Direct cost of revenue	108,730	56,025
Gross Profit	$18,686	$9,000

OPERATING EXPENSES
Sales and marketing	5,491	3,560
Research and development	4,753	2,530
General and administrative	5,162	2,701
Depreciation and amortization	1,042	1,417
Total Operating Expenses	$16,448	$10,208

Foreign exchange loss	217	227
Finance and other income	(66)	(54)
Finance costs	57	126

INCOME (LOSS) BEFORE INCOME TAXES	$2,030	$(1,507)

Income tax expense (recovery)	681	(415)
NET INCOME (LOSS)	$1,349	$(1,092)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain on foreign exchange derivatives designated as cash flow hedges	303	253
Income tax effect	(80)	(67)
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges	7	(314)
Income tax effect	(2)	83
Foreign currency translation adjustment	17	2
Other comprehensive income (loss) for the period, net of income tax	$245	$(43)

TOTAL COMPREHENSIVE INCOME (LOSS)	$1,594	$(1,135)

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share	$0.09	$(0.08)
Diluted earnings (loss) per share	$0.09	$(0.08)

Points.com Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
Expressed in thousands of United States dollars except number of shares
(Unaudited)

			Attributable to equity holders of the Company
				Accumulated
				other		Total
			Contributed	comprehensive	Accumulated	shareholders'
	Share Capital		Surplus	income (loss)	deficit	equity
	Number of	Amount
	Shares
Balance at December 31, 2021	14,942,792	$70,991	$4,878	$(123)	$(16,794)	$58,952
Net Income	-	-	-	-	1,349	1,349
Other comprehensive income, net of tax	-	-	-	245	-	245
Total comprehensive income	-	-	-	245	1,349	1,594
Effect of share-based compensation expense	-	-	3,371	-	-	3,371
Settlement of RSUs	-	663	(1,519)	-	-	(856)
Balance at March 31, 2022	14,942,792	$71,654	$6,730	$122	$(15,445)	$63,061

Balance at December 31, 2020	13,227,407	$49,251	$1,795	$623	$(16,450)	$35,219
Net loss	-	-	-	-	(1,092)	(1,092)
Other comprehensive loss, net of tax	-	-	-	(43)	-	(43)
Total comprehensive loss	-	-	-	(43)	(1,092)	(1,135)
Effect of share-based compensation expense	-	-	930	-	-	930
Settlement of RSUs	-	243	(700)	-	-	(457)
Shares issued, net of issuance costs	1,687,510	23,275	-	-	-	23,275
Balance at March 31, 2021	14,914,917	$72,769	$2,025	$580	$(17,542)	$57,832

Points.com Inc.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31	2022	2021
Cash flows from operating activities
Net income (loss) for the period	$1,349	$(1,092)
Adjustments for:
Depreciation and amortization	1,042	1,417
Unrealized foreign exchange loss (gain)	2	(51)
Share-based compensation expense	3,371	930
Finance costs	57	126
Deferred income tax expense (recovery)	415	(533)
Derivative contracts designated as cash flow hedges	310	(61)
Changes in cash held in trust	(4,343)	(319)
Changes in non-cash balances related to operations	29,739	4,258
Interest paid	(57)	(163)
Net cash provided by operating activities	$31,885	$4,512

Cash flows from investing activities
Acquisition of property and equipment	(501)	(252)
Additions to intangible assets	(90)	(204)
Net cash used in investing activities	$(591)	$(456)

Cash flows from financing activities
Proceeds from issuance of share capital, net of issuance costs	-	23,275
Repayment of long term debt	-	(15,000)
Payment of principal portion of lease liabilities	(296)	(334)
Taxes paid on net settlement of RSUs	(856)	(457)
Net cash (used in) provided by financing activities	$(1,152)	$7,484

Effect of exchange rate fluctuations on cash held	27	72

Net increase in cash and cash equivalents	$30,169	$11,612
Cash and cash equivalents at beginning of the period	$99,648	$73,070
Cash and cash equivalents at end of the period	$129,817	$84,682

Interest received	$37	$24
Taxes received	$-	$355
Taxes paid	$(38)	$-

Amounts received for interest and taxes paid and received were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.